Exhibit 1.2

For Immediate Release Contact: Bridget Smith Third Avenue Management LLC 622 Third Avenue, 32nd Floor New York, NY 10017 212-906-1164
Third Avenue Management Responds to
Catalyst Paper Corporation’s Recommendation
August 28, 2006, New York, NY — Third Avenue Management LLC (“TAM”) today responded to the announcement by Catalyst Paper Corporation (“Catalyst” or the “Company”) of the filing of its directors’ circular with respect to TAM’s offer to acquire 39 million shares of Catalyst for $3.30 per share (the “Offer”). “We are disappointed that the Catalyst Board has decided to recommend against our offer,” said David Barse, President and Chief Executive Officer of TAM. “Our bid gives shareholders a significant premium to the price of Catalyst stock at the time we announced the Offer.”
TAM also stated that:

•	The $3.30 price represents a 21.1% premium to Catalyst’s 20-day volume weighted average price prior to the announcement of the Offer.

•	TAM is a long-term shareholder in Catalyst and does not believe that a sale of the Company to a third party at this time would be in the best interests of shareholders.

•	TAM will not have “effective” control of Catalyst following the successful completion of the Offer. TAM will exercise control or direction over 37.98% of the outstanding shares and control will remain in the market.

TAM’s intentions with respect to the Company after completion of the Offer are clearly laid out in the takeover bid circular with respect to the Offer. As stated in the circular, TAM has no current plans for changes in the business or operations of Catalyst if the Offer is successful. Based on publicly available information, TAM considers the current configuration of the operations and finances of Catalyst to be appropriate, and does not intend to advocate material asset disposals, plant shutdowns or extraordinary dividend payments. TAM expects to continue its detailed review of Catalyst, its operations, and financing arrangements upon the completion of the Offer to determine what changes, if any, would be necessary or appropriate in light of such review and the circumstances which then exist. TAM looks forward to working with management and the Board to assist them in continuing the efforts to improve Catalyst’s operating performance and long-term shareholder value.
About TAM
TAM is an investment advisory firm that offers its services to mutual funds, private and institutional clients. TAM adheres to a disciplined bottom-up value investment strategy to identify investment opportunities in undervalued securities of companies with high quality assets, understandable businesses and strong management teams that have the potential to create value over the long term. TAM has approximately $23 billion in assets under management and offers value-oriented strategies, through mutual funds, separate accounts and alternative investment vehicles.
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Third Avenue International Value Fund: TAVIX
Third Avenue Small-Cap Value Fund: TASCX
Third Avenue Variable Series Trust
Catalyst Paper Corporation: CTL.TO
THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SOLICITATION OF ANY OFFER TO SELL SHARES IN ANY JURISDICTION. SUCH OFFER WILL BE MADE ONLY BY THE FORMAL OFFER AND THE OFFERING CIRCULAR. NO OFFER WILL BE MADE TO ANY PERSON IN A JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED BY APPLICABLE LAW.
THIRD AVENUE FUNDS ARE OFFERED IN THE UNITED STATES BY PROSPECTUS ONLY AND ARE NOT QUALIFIED FOR DISTRIBUTION IN CANADA. PROSPECTUSES CONTAIN MORE COMPLETE INFORMATION ON ADVISORY FEES, DISTRIBUTION CHARGES, AND OTHER EXPENSES.